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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 15)*

                             ALBERTO-CULVER COMPANY
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                                (Name of Issuer)

                 CLASS B COMMON STOCK, $.22 PAR VALUE PER SHARE
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                         (Title of Class of Securities)

                                    013068101
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                                 (CUSIP Number)

          Marshall E. Eisenberg, Esq.                 Carol L. Bernick
           Neal, Gerber & Eisenberg                 2525 Armitage Avenue
    Two North LaSalle Street, Suite 2200        Melrose Park, Illinois 60160
           Chicago, Illinois 60602                     (708) 450-3051
               (312) 269-8000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 30, 2002
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             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)240.13d-1(e), (S)240.13d-1(f) or
(S)240.13d-1(g), check the following box [_].

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7(b) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (continued on following pages)

                                Page 1 of 3 Pages

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CUSIP NO. 013068101                   13D                      Page 2 of 3 Pages
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         Except as specifically amended hereby, all other provisions of Carol L.
Bernick's Amendment No. 14 to Schedule 13D filed on April 24, 2002, remain in full force and effect. Capitalized terms used herein and not otherwise defined shall have the same meanings ascribed to them in such Schedule 13D.

Item 4.  Purpose of the Transaction.

         On May 30, 2002, Alberto-Culver Company (the "Company") filed a registration statement with the Securities and Exchange Commission relating to a secondary public offering of up to 6,000,000 Class B shares owned by certain stockholders of the Company (plus an additional 900,000 Class B shares subject to the underwriters' over-allotment option). Class B shares to be sold in the offering include Class B shares deemed to be beneficially owned by Mrs. Bernick and members of her family who propose to sell, in the aggregate, up to 4,254,000 Class B shares (excluding shares subject to the over-allotment option). Of these shares offered to be sold, Mrs. Bernick may be deemed to beneficially own 2,871,554 Class B shares. Mrs. Bernick may also be deemed to beneficially own 540,600 Class B shares intended to be sold by members of her family. Mrs. Bernick may be deemed to beneficially own all 900,000 Class B shares subject to the underwriters' over-allotment option.

         Mrs. Bernick has no present intention to purchase or sell any additional Class B shares; however, depending on market conditions and other relevant factors (including constraints imposed by Section 16(b) of the Securities Exchange Act of 1934, as amended, as a result of the proposed sales described above), from time to time, she may purchase or sell additional Class B shares on the open market or pursuant to one or more privately negotiated transactions, on such terms and at such times as she considers desirable. Mrs. Bernick may determine to continue to hold the Class B shares beneficially owned by her, or may determine, from time to time, to dispose of a portion of such shares.

         Except as set forth in this Item 4, Mrs. Bernick does not have any plans or proposals that relate to or would result in any of the matters identified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

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CUSIP NO. 013068101                   13D                      Page 3 of 3 Pages
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 30, 2002



                                       Signature:  /s/  Carol L. Bernick
                                                   -----------------------------
                                       Name/Title: Carol L. Bernick,
                                                   individually; as trustee or
                                                   co-trustee of various trusts;
                                                   and as an officer of various
                                                   foundations.